Exhibit 99.1

Sol-Gel Technologies Announces Closing of Additional $5.0 Million Investment

Investment is for ordinary shares and warrants to purchase ordinary shares at a combined price of $11 per ordinary share and accompanying warrants to purchase 0.80 of an ordinary share

Investment brings total gross proceeds from the February 2020 transactions to $28 million

NESS ZIONA, Israel, April 13, 2020 (GLOBE NEWSWIRE) -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced that following the approval by Sol-Gel’s shareholders, Sol-Gel’s controlling shareholder, M. Arkin Dermatology Ltd., has closed an additional $5.0 million investment in Sol-Gel. This investment brings the total gross proceeds from the February 2020 underwritten offering and the M. Dermatology Ltd. investment to $28 million.

“I have been highly involved with Sol-Gel since August 2014, and I have watched management continue to execute on milestone after milestone," commented Mori Arkin, Sol-Gel’s Chairman of the Board of Directors and Founder and Chairman of M. Arkin Dermatology Ltd.  “I am happy to increase my investment in Sol-Gel, even at this premium, as I firmly believe in the Company’s ability to provide patients with better skincare products.”

As part of the investment, Sol-Gel issued to M. Arkin Dermatology Ltd. 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a private placement at a combined price of $11.00 per ordinary share and accompanying warrant to purchase 0.80 of an ordinary share, which is the same price as the public offering price of the ordinary shares and accompanying warrants issued in Sol-Gel’s underwritten public offering that closed in February 2020.  The warrants issued to M. Dermatology Ltd. have an initial exercise price of $14.00 per share, subject to certain adjustments, and will expire on February 19, 2023, which are on the same terms as the warrants issued in the public offering. M. Arkin Dermatology Ltd. agreed to make this private investment concurrently with the February 2020 underwritten public offering.

“We are extremely pleased to have the continued support from our lead shareholder, Mr. Mori Arkin, as we move towards our NDA filings for Epsolay® and Twyneo® later this year and commercialization of both drug candidates, if approved, next year,” commented Dr. Alon Seri-Levy, Chief Executive Officer of Sol-Gel.  “We thank Mori for his additional investment during this tumultuous time, and thanks to this our cash resources are expected to be sufficient to fund our operational and capital expenditure requirements until the middle of 2021.”

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leverages its proprietary microencapsulation technology platform for Twyneo, for the treatment of acne vulgaris, and Epsolay, for the treatment of papulopustular rosacea. The Company’s pipeline also includes SGT-210, an early-stage topical epidermal growth factor receptor inhibitor, erlotinib, for the treatment of punctate palmoplantar keratoderma, and preclinical assets tapinarof and roflumilast. For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the clinical progress of our product candidates and the timing of the submission of an NDA for Epsolay and an NDA for Twyneo. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, risks relating to the effects of COVID-19 (coronavirus), the timing of a launch of a branded tapinarof product and the launch of a branded topical roflumilast in the U.S., risks related to the timing of the submission of an NDA for Epsolay and an NDA for Twyneo as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 24 , 2020 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements.

For further information, please contact:

Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Chiara Russo
Solebury Trout
+1-617-221-9197
crusso@soleburytrout.com